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Draft Registration Statement

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

October 3, 2022

Re:	YishengBio Co., Ltd
Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, YishengBio Co., Ltd (the “Company”), a foreign private issuer organized under the laws of the Cayman Islands, we hereby submit a draft registration statement on Form F-4 (the “Draft Registration Statement”) in connection with the business combination transactions (the “Business Combination”) contemplated under certain business combination agreement dated as of September 29, 2022 by and among the Company, Summit Healthcare Acquisition Corp. (“Summit”), a company organized under the laws of the Cayman Islands, Oceanview Bioscience Acquisition Co., Ltd., a company organized under the laws of the Cayman Islands, and Hudson Biomedical Group Co., Ltd., a company organized under the laws of the Cayman Islands, as may be amended, supplemented or otherwise modified from time to time.

This document also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of Summit at which the shareholders of Summit will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

If you have any questions regarding the Draft Registration Statement, please contact Ms. Dan Ouyang by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

Enclosures

cc:

Mr. Hui Shao, Director, President and Chief Executive Officer, YishengBio Co., Ltd.
Mr. Bo Tan, Director, Chief Executive Officer and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.

Mr. Ken Poon, Director, President and Co-Chief Investment Officer, Summit Healthcare Acquisition Corp.

Will H. Cai, Esq., Cooley LLP

Yiming Liu, Esq., Cooley LLP

Timothy Pitrelli, Esq., Cooley LLP

Anthony S. Chan, Director, Assurance and Advisory Services, Wei, Wei & Co., LLP

Wilson Sonsini Goodrich & Rosati, Professional Corporation

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